UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Authorized Capital Publicly-Held Company

CNPJ/ME: 06.948.969/0001-75
NIRE: 35.300.316.584

NOTICE OF CALL FOR THE

EXTRAORDINARY GENERAL MEETING

The shareholders of Linx SA (“Company”) are invited to the Extraordinary General Meeting (“AGE”) to be held on April 30, 2021, at 2:00 pm, on an exclusively virtual basis, with participation by means of an electronic system to be informed in due course, with the possibility of sending the Remote Voting Ballot, under the terms of article 4, § 2, subsection II of Instruction CVM 481/09 (“ICVM 481”), when the Shareholders will be called to deliberate on the following agenda:

(i)	set the global remuneration of the members of the Company's Administration and Audit Committee for the fiscal year to be ended on December 31, 2021; and
(ii)	elect the members of the Board of Directors for a term of office up to the 2022 Ordinary General Meeting that will approve the administration accounts relative to the fiscal year to be ended on December 31, 2021.

Documents at the Disposal of Shareholders: There remains available to the shareholders, at the Company's headquarters and on the internet (ri.linx.com.br, www.cvm.gov.br and www.b3.com.br), the Extraordinary General Meeting Manual containing all the documentation pertinent to the matters to be deliberated in the AGE, including, without limitation: (i) item 13 of the Company's Reference Form, containing information relative to the annual global remuneration of the members of the Company's administration, under the terms of art. 12 of ICVM 481/09; and (ii) item 12 of the Company's Reference Form, containing information relative to the candidates appointed by the Administration to form the Board of Directors, under the terms of art. 10 of Instruction CVM 481.

Legitimation and Representation: The shareholders will participate of the AGE remotely, by means of an electronic system to be informed in due course, using video and audio, under the terms of the Extraordinary General Meeting Manual and the Administration Proposal, that will also inform in greater details the documents necessary for previous accreditation and virtual participation, as well as the electronic address where the link to access the AGE should be sent to. Shareholders holding shares issued by the Company can participate in the AGE, by themselves, through their legal representatives or attorneys-in-fact, as long as these shares are registered in their name with the depositary financial institution responsible for the Company's book-entry shares service, as provided for in art. 126 of the Brazilian Corporate Law. The shareholders, in addition to displaying the qualified identification documents, must present, at least 2 (two) days in advance, in case of representation by proxy, the instrument of mandate duly formalized and signed by the granting shareholder, as detailed in the Extraordinary General Meeting Manual to be published by the Company and will be available at ri.linx.com.br, www.cvm.gov.br and www.b3.com.br. The Bank of New York Mellon, the financial institution depositary of the Company's ADRs in the United States of America, will send to the ADR holders the necessary documentation so that they can be represented in the AGE, observing the terms and procedures, including in what refers to the proxy mechanism set forth in the “Deposit Agreement” signed with Linx, as applicable. The Company will also make the remote voting system available for the AGE, under the terms of ICVM 481, allowing its shareholders to exercise their voting rights by filling out and sending remote voting ballots. According to the applicable regulation, the shareholders must send their respective remote voting ballots through their custody agents or to the Company's share bookkeeper or, also, directly to the Company, according to the guidelines contained in the Extraordinary General Meeting Manual. In any case, the remote voting ballot must be received by the Company within up to 7 (seven) days in advance from the AGE.

The AGE will be recorded, under the terms of Article 21-C, §1, subsection III of ICVM 481, and the Company will not be responsible for connection problems that the accredited participants might face or for any other situations out of Company’s control, such as internet connection instability or incompatibility of the electronic system with the equipment of the participant.

São Paulo, March 30, 2021.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer